Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

RECD S.E.C.
JAN 24 2005
1086

Securities Exchange Commission
File N° 82-4093
450 Fi h Street, N.W.
USA - WASHINGTON D.C., 20549

Mail S op 3-9

05005362

Zürich, January 20, 2005

File N° 82-4093

SUPPL

Dear S rs,

Please find enclosed :

- **1.Media release - Holcim enters the growth market of India**
- **2. Media release - Holcim makes recommended offer to the shareholders of Aggregate Industries plc, UK** (please scroll down

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Yours sincerely

Martin Beu

File N° 82-4093

1. Media release - Holcim enters the growth market of India
2. Media release - Holcim makes recommended offer to the shareholders of Aggregate Industries plc, UK (please scroll down)

Holcim enters into a strategic alliance with Gujarat Ambuja Cements to enter the growth market of India; makes a public purchase offer to the shareholders of The Associated Cement Companies and Ambuja Cement Eastern.

1. Holcim enters into a strategic alliance in India

Holcim has been evaluating various ways of entering the Indian market for some time. The Board of Directors and Executive Committee have now decided to secure a foothold in the subcontinent by means of a long-term strategic alliance with a strong local partner, Gujarat Ambuja Cements Ltd (GACL). Under the alliance, the two partners aim to realise value-creating projects in India and jointly participate in the Indian cement industry's dynamic market growth. Fundamental to this alliance is the technical cooperation between a global Group which already has a strong presence in Asia and a local partner with outstanding manufacturing expertise, brand, and market presence in India. In addition to the exchange of experience in all areas of cement manufacturing, marketing, and exchange of managerial and technical talent, the partners also aim to strengthen their clinker and cement trading activities in South Asia, the Middle East and the region adjoining the Indian Ocean. In the future, Holcim also intends to use India as an additional base for its IT operations, R&D projects, as well as a procurement sourcing hub to generate additional synergies and value for the Group.

Ambuja Cement India Ltd makes public purchase bid to increase its shareholdings in The Associated Cement Companies Ltd and Ambuja Cement Eastern Ltd
Ambuja Cement India Ltd (ACIL) will be the alliance vehicle. Holcim has entered into an agreement with private investors (AIG/GIC) to acquire a 40 percent stake in ACIL, and has simultaneously entered into a Share Subscription Agreement with ACIL which will allow Holcim to raise its participation to 67 percent in ACIL.

In line with the objectives of the strategic alliance between GACL and Holcim, ACIL has announced a public purchase offer to acquire a majority shareholding in The Associated Cement Companies Ltd (ACC). ACIL already owns a 13.8 percent holding of ACC, India's second-largest cement producer. Through ACIL, Holcim is offering ACC shareholders 2 Rs 370 per share with the objective of increasing its shareholding up to 50.01 percent. The tender offer is subject to the approvals by the relevant government authorities in India.

ACIL also owns 94 percent of Ambuja Cement Eastern Ltd (ACEL), which is one of the most profitable cement manufacturers in India. Concurrently, ACIL is also making an offer to the minority shareholders of ACEL at Rs 70 per share, subject to the relevant approvals. The transactions are expected to be concluded by April 2005 with Holcim expected to invest a total of approximately USD 800 million which will be financed entirely through internal resources and existing credit facilities. Holcim firmly believes that the strategic alliance with GACL will be of significant advantage to both partners, particularly since

GACL ranks among India's leading cement producers and Holcim is one of the global cement market leaders. Holcim's decision to enter the Indian market represents another
major milestone for India's cement industry and is also in line with the government's declared objective of developing an efficient and internationally competitive cement industry.

File N° 82-4093

About The Associated Cement Companies (ACC)
ACC is the most experienced and second-largest cement producer in India. It has 12 cement plants and three grinding plants with a current total capacity of 18.2 million tonnes a year, and a national market share of around 13 percent. ACC is the only pan-Indian cement company operating also in other construction materials. It has 11 ready-mix concrete facilities located in important consumption centers in India. ACC also operates a concrete research laboratory and manages cement plants and projects in Saudi Arabia and Africa. In fiscal 2003-04 ACC reported net sales equivalent to USD 776 million, an operating profit of USD 52 million and a net profit after minority interests of USD 48 million. Further information can be found at www.acclimited.com.

About Ambuja Cement Eastern (ACEL)
ACEL owns a cement plant and a grinding plant with a combined annual cement capacity of 2.0 million tonnes. In fiscal 2003-04 the company reported an operating profit of USD 16 million and a net profit of USD 10 million on net sales of USD 90 million.

About India and the Indian cement industry
India is the second most populated country in the world. It is a huge emerging market with immense potential, particularly in the industrial and services sector. The country's economic prospects are bright, and this is reflected in the 6 to 7 percent economic growth that has been predicted for the next few years. The population and housing boom and a rapid expansion of the country's infrastructure are bolstering the construction sector. Per capita cement consumption is currently in the region of 115 kilogrammes a year - one of the lowest consumptions in Asia. Compared with gross national product, however, cement
consumption has risen at a disproportionate rate over recent years and looks set to continue to do so going forward. As a result, the industry will have to expand its capacity substantially over the next decade. Cement consumption in 2004 is likely to reach 120 million tonnes and is expected to grow by 7 to 8 percent in the next years. This makes India the world's second-biggest cement market after China. The Indian market leader is Grasim-Ultratech (annual capacity of around 33 million tonnes of cement), followed by ACC in second place (annual capacity of 18.2 million tonnes of cement) and GACL (annual capacity of 12.5 million tonnes of cement) in third place.

Click here for a map showing the locations of ACC's facilities (annual capacity 18.2 million tonnes of cement) and ACEL's facilities (annual capacity 2.0 million tonnes of cement).

Click here for a graph showing the current shareholder structure.

Click here for a graph showing the shareholder structure after successful public purchase offers.

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Gujarat Ambuja Cements Ltd is the third-largest cement producer in India. The Group owns six cement plants, three grinding plants and three cement terminals (one in Sri Lanka). Operations are centered mainly in Northern and Western India. Further information can be found at www.gujaratambuja.com.

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Holcim is one of the world's leading suppliers of cement, aggregates (gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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Additionally, Holcim announces in a separate media release a recommended offer to the shareholders of Aggregate Industries.

This media release is also available in German.

File N° 82-4093

Holcim
Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87
Holcim in India: Tel. +91 98927 09290

Gujarat Ambuja Cements
Investor Relations: Tel. +91 22 5659 7481

Citigate Dewe Rogerson (PR adviser to Holcim)
Michael Berkeley Tel. +44 20 7638 9571
Patrick Toyne Sewell Tel. +44 20 7638 9571
Fiona Bradshaw Tel. +44 20 7638 9571

Unless otherwise determined by Holcim, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Australia, Canada or Japan. The Offer (including the Loan Note Alternative) will not be capable of acceptance from or within any of these jurisdictions or by use of any means, instrumentality or facilities. Accordingly, copies of this media release
are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any of the United States, Australia, Canada or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.



File N° 82-4093

2. Media release

Holcim makes recommended offer to the shareholders of Aggregate Industries plc, UK

The Boards of Holcim and Aggregate Industries are pleased to announce that they have reached unanimous agreement on the terms of a recommended cash offer to be made by Holcim to acquire the entire ordinary share capital of Aggregate Industries.

Holcim is offering the ordinary shareholders of Aggregate Industries 138 pence per share. In addition, Aggregate Industries' shareholders will be entitled to a second interim dividend of 2 pence per share if the offer becomes or is declared unconditional in all respects. A loan note alternative will be made available. The offer, together with the proposed second interim dividend, values the entire issued ordinary share capital of Aggregate Industries at approximately £ 1.8 billion.

Holcim will finance this investment with existing cash balances and new committed credit facilities.

The offer price, together with the proposed second interim dividend, represents a premium of 22.8 percent over the closing price of 114.0 pence per share on
11 January 2005 and a premium of 42.2 percent over the average closing share price over the three months ending 11 January 2005 of 98.5 pence per share.

Through purchases in the market, Holcim currently owns 190 million Aggregate Industries shares representing 14.7 percent of the issued ordinary share capital of Aggregate Industries. Holcim has also received irrevocable undertakings to accept the offer from each of the Aggregate Industries directors that hold Aggregate Industries shares in respect of 6,485,796 Aggregate Industries shares, or 0.5 percent of the issued ordinary share capital of Aggregate Industries. These undertakings will remain binding in the event of a competing offer being made for Aggregate Industries and will cease to be binding only if the offer lapses or is withdrawn.

The directors of Aggregate Industries, who have been so advised by Greenhill & Co. International LLP, consider the terms of the offer to be fair and reasonable and intend to unanimously recommend the offer to Aggregate Industries' shareholders. In providing its advice, Greenhill & Co. International LLP has taken into account the commercial assessments of the Aggregate Industries directors.

Holcim is delighted that Aggregate Industries' Chief Executive, Peter Tom, intends to remain as Chief Executive of the Aggregate Industries Group and play a key role in the integration and the leveraging of the assets and skill base of the enlarged Holcim Group.

Holcim's long-term strategy has been to focus on its core businesses of cement, aggregates and ready-mix concrete. In selected developed and emerging markets, Holcim's strategy is to strengthen its business activities to build on its position as an integrated provider of building materials. Aggregate Industries is a major, integrated supplier of aggregates, asphalt and ready-mix concrete in the UK and the United States.

The strategic benefits of strengthening the existing aggregates and ready-mix concrete businesses of Holcim include:

Adding 5.1 billion tonnes of aggregates reserves (based on 2003 figures) which are well located and strategically important with an average life exceeding 70 years. With 7.0 million cubic metres of annual ready-mix concrete production (based on 2003 figures), Aggregate Industries also brings new sales channels to the combined group.

File N° 82-4093

The acquisition will achieve the addition of aggregates and ready-mix concrete businesses in a number of key market regions served by Holcim in the United States.

Holcim will gain entry into the UK, an attractive market for building materials, via the established market presence of Aggregate Industries.

The reinforcement of the specific management expertise in the aggregates, asphalt and ready-mix concrete segments and the exploitation of combined best practice throughout the enlarged Holcim Group.

Holcim believes that the transaction will be immediately accretive to Holcim's free cashflow and cash earnings per share and should generate annual synergies of approximately CHF 100 million by 2007.

Statement by Holcim CEO Markus Akermann:
"The combination with Aggregate Industries strengthens the position of Holcim as an integrated supplier of building materials. Aggregate Industries brings high quality aggregates and downstream businesses giving important value benefits for Holcim in the United States. Entry into the attractive UK market is part of our strategy of being present in all key markets.

I am delighted that the experienced management team under the leadership of the Chief Executive, Peter Tom, intends to remain and play a key role in further strengthening the aggregates business of the enlarged group in the future. I am convinced that this offer is a source of added value for the shareholders of Holcim."

Statement by Peter Tom, Chief Executive of Aggregate Industries:
"This offer delivers significant value for our shareholders, enabling them to realise an attractive premium in cash. It creates the opportunity to further develop the combined aggregates business backed by the resources of the enlarged Holcim Group."

This media release should be read in conjunction with the full text of the offer announcement (see www.holcim.com). Additionally, Holcim announces in a separate media release, entry into the growth market of India.

Holcim will explain these transactions at an analyst presentation today at 09:30 am in London to be held at City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. Analysts (other than analysts in the United States, Australia, Canada or Japan) can also listen to the briefing via telephone by calling +44 (0)20 7019 9513.

General Enquiries

Holcim
Media Relations – Roland Walker: Tel. +41 58 858 87 10
Investor Relations – Bernhard A Fuchs: Tel. +41 58 858 86 62
Corporate Website: www.holcim.com


RECD S.E.C.
JAN 24 2005
1086

Citigroup Global Markets Limited (Financial Adviser to Holcim)
David Wormsley: Tel. +44 (0)20 7986 6000
Sam Small: Tel. +44 (0)20 7986 6000

File N° 82-4093

Citigate Dewe Rogerson (Public Relations Adviser to Holcim)
Jonathan Clare: Tel. +44 (0)20 7638 9571

Michael Berkeley: Tel. +44 (0)20 7638 9571

Aggregate Industries
Peter Tom: Tel. +44 (0)1530 816 600
Corporate Website: www.aggregate.com

Greenhill & Co. International LLP (Financial Adviser to Aggregate Industries)
James Lupton: Tel. +44 (0)20 7440 0400
Charles Barlow: Tel. +44 (0)20 7440 0400

Financial Dynamics (Public Relations Adviser to Aggregate Industries)
Jon Simmons: Tel. +44 (0)20 7831 3113

Citigroup Global Markets Limited, which is regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser to Holcim and the offeror and no one else in connection with the offer and will not be responsible to anyone other than Holcim and the offeror for providing the protections afforded to clients of Citigroup Global Markets Limited, nor for providing advice in relation to the offer.

Greenhill & Co. International LLP, which is regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser to Aggregate Industries and no one else in connection with the offer and will not be responsible to anyone other than Aggregate Industries for providing the protections afforded to clients of Greenhill & Co. International LLP, nor for providing advice in relation to the offer.

Notes to Editors:

Information on Holcim
The Holcim Group is one of the world's leading suppliers of cement, aggregates (gravel, stone, sand) and ready-mix concrete. The Holcim Group holds majority and minority interests in more than 70 countries on all continents and employs almost 50,000 staff. As at 31 December 2003 (the most recent year for which audited accounts have been published), the Holcim Group operated a total of 129 cement plants (including grinding stations) with an installed annual production capacity of 145.2 million tonnes of cement and owned or had interests in 220 aggregates operations and 739 ready-mix concrete plants worldwide.

For the year ended 31 December 2003, the Holcim Group reported consolidated net sales of CHF 12,600 million, EBITDA of CHF 3,383 million and earnings per share of CHF 3.51. Shareholders' funds (including minority interests) were CHF 9,499 million.

Information on Aggregate Industries
Aggregate Industries is an international aggregates and building materials group, based in the UK. The Aggregate Industries Group has successful operations in the UK and the United States, as well as operations in the Channel Islands and Norway. As at 31 December 2003 (the most recent year for

which audited accounts have been produced) the Aggregate Industries Group employed over 8,500 people working in more than 650 locations. In 2003, the Aggregate Industries Group produced 66.4 million tonnes of aggregates, 11.8 million tonnes of asphalt, 7.0 million cubic metres of ready-mix concrete and 3.7 million tonnes of pre-cast concrete products.

For the year ended 31 December 2003, Aggregate Industries reported total turnover of

£ 1,459 million, EBITDA of £ 241 million and earnings per share of 7.1 pence. Shareholders' funds (including minority interests) as at 31 December 2003 were £ 915 million.

Unless otherwise determined by Holcim, the offer (including the loan note alternative) will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Australia, Canada or Japan. The offer (including the loan note alternative) will not be capable of acceptance from or within any of these jurisdictions or by use of any means, instrumentality or facilities. Accordingly, copies of this media release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any of the United States, Australia, Canada or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.

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